FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of DECEMBER 2002

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:   Form 20-F                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934: Yes                  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2003                                                                        “R. Michael Jones”

                                                                                                                R. MICHAEL JONES

                                                                                                                President, CEO

SEC 1815 (11-2002)	Page 1 of 20

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-49	NEWS RELEASE	December 2, 2002

TWO DRILLS BEING MOBILIZED TO TEST NEWLY DISCOVERED MAFIC

INTRUSION ADJACENT TO PLATINUM ANOMALIES AND STINGER PGE ZONE

Platinum Group Metals Ltd. (TSX-V: PTM) is pleased to announce that prospecting on the Company’s Thread and Pebble properties, located 35km east-northeast of the Lac des Iles Mine, has resulted in the discovery of a previously unrecognized large, layered mafic intrusion. This new intrusion (TP Intrusion) is believed to be of the Proterozoic age and part of a recently defined suite of similar-aged intrusions, which are being actively explored for their nickel-copper-platinum-group-element (Ni-Cu-PGE) potential throughout the Nipigon area. The TP Intrusion is likely the source of a 14km long trend of strong platinum-nickel-cobalt-palladium-copper lake sediment anomalies identified by the September 3, 2002 Ontario Geological Survey (OGS) lake sediment survey release. This anomaly was by far the largest and strongest Platinum-multi-element anomaly identified by the 3,000 square kilometre survey.

As a result of this new important discovery, PTM has acquired by staking, an additional 155 claim units (2,480 hectares or 6,122 acres) which cover the projected down-dip and along strike extensions of the TP Intrusion. PTM has also optioned the 496ha Farmer Lake Property. The Farmer Lake Property covers part of the extended platinum-multi-element lake sediment anomaly including two Pt anomalies that fall in the 99.9 percentile (13.6 and 14.2 ppb Pt). PTM may earn a 100% interest in the Farmer Lake property by making cash payments of $60,000 and issuing 60,000 common shares to the vendor over four years.

Initial geological information indicates the TP Intrusion is flat dipping and outcrops only locally where incisive valleys cut through a thin sheet of cover rock. The lakes occurring along these valleys contain anomalous values. In order to assess the potential of this intrusion, at least two stratigraphic holes will be collared to intersect the TP Intrusion in the vicinity of the highly anomalous lake sediment values and recently discovered outcrops.

Diamond drilling will also begin this week to test the extensions of the Stinger PGE Zone, located on the PTM’s Shelby Lake Property, which returned values of 4.92g/T platinum+palladium+gold over 3.1m and 1.48g/T Pt+Pd+Au over 13.65m in drilling completed earlier this year. A recently completed program of soil sampling has identified a 900m long Pd-Pt-Au-Cu-Ni soil anomaly along the Stinger trend, only 200m of which has been tested by drilling to date. A minimum of 1,000m of diamond drilling will target the along strike and down-dip extensions of the Stinger Zone, which remains open in all directions.

An additional 400m of diamond drilling is planned to test coincident geochemical, geological and geophysical targets 3 to 6 kilometres northeast along strike from Stinger, in the vicinity of the Vande Zone. The strongest PGE soil anomalies and several geophysical features on the Vande grid remain to be drill tested. The Vande Zone is located on the PTM’s South Legris Property. Channel sampling of stripped outcrops exposing the Vande Zone returned anomalous PGE values over widths of up to 50m (0.36g/T Pt+Pd+Au over 50 metres).

FORM 6K DECEMBER 2002	Page 2 of 20
Platinum Group Metals Ltd.	File No. 0-30306

With respect to the PTM’s Lac des Iles River and Shelby Lake Properties, Wheaton River Minerals Ltd. (TSX: WRM) have exercised their option to convert their earned interest in the two properties to a share interest in PTM. Under the terms of the agreement, Wheaton has agreed to convert any and all of their earned interest in the properties, which host the Stinger, Powder Hill and Shelby Contact PGE Zones, into 571,603 common shares of PTM. The shares issued to Wheaton are subject to a four month hold period, expiring March 25, 2003, and a pre-notification agreement which requires Wheaton to give PTM a minimum of 10 days notice prior to selling or transferring any of these shares.

Due to PTM’s graduation to Tier 1 status with the TSX Venture Exchange, previously escrowed shares will be released on December 12, 2002. Six separate PTM directors and officers hold the 1,092,158 shares that will be released from escrow.

FORM 6K DECEMBER 2002	Page 3 of 20
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.

                DATE OF MATERIAL CHANGE

December 2, 2002

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated December 2, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

PTM has acquired by staking, an additional 155 claim units (2,480 hectares or 6,122 acres) which cover the projected down-dip and along strike extensions of the TP Intrusion. PTM has also optioned the 496ha Farmer Lake Property. The Farmer Lake Property covers part of the extended platinum-multi-element lake sediment anomaly including two Pt anomalies that fall in the 99.9 percentile (13.6 and 14.2 ppb Pt). PTM may earn a 100% interest in the Farmer Lake property by making cash payments of $60,000 and issuing 60,000 common shares to the vendor over four years.

With respect to the PTM’s Lac des Iles River and Shelby Lake Properties, Wheaton River Minerals Ltd. (TSX: WRM) have exercised their option to convert their earned interest in the two properties to a share interest in PTM. Under the terms of the agreement, Wheaton has agreed to convert any and all of their earned interest in the properties, which host the Stinger, Powder Hill and Shelby Contact PGE Zones, into 571,603 common shares of PTM.

Due to PTM’s graduation to Tier 1 status with the TSX Venture Exchange, previously escrowed shares will be released on December 12, 2002. Six separate PTM directors and officers hold the 1,092,158 shares that will be released from escrow.

FORM 6K DECEMBER 2002	Page 4 of 20
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 5.

                FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated December 2, 2002.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

                STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this  9th day of December 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K DECEMBER 2002	Page 5 of 20
Platinum Group Metals Ltd.	File No. 0-30306

British Columbia Securities Commission	TSX Venture Exchange
PO Box 10142, 701 West Georgia St.	PO Box 11633, 650 W. Georgia St.
Vancouver BC, V7Y 1L2	Vancouver BC, V6B 4N9

Alberta Securities Commission	Cc: Pacific Corporate Trust
4th Floor, 300 – 5th Avenue S.W.	10th Floor, 625 Howe Street
Calgary AB, T2P 3C4	Vancouver BC, V6C 3B8

Platinum Group Metals Ltd.
(the “Issuer”)

Issuers Certificate

In accordance with Form 46-901F, Section 7.3, we herby confirm that the Issuer has met the Graduation Requirements laid out in the Escrow Agreement. Pursuant to the Escrow Agreement, Section 7.3:

1.1

(a)

i)

(A) As of August 20, 2002, the Issuer is a Tier 1 Mining Issuer on the TSX Venture Exchange.

(B) The following holders are entitled to a full release from escrow:

Holder	Shares Remaining in Escrow
516383 BC Ltd.	37,500
599143 BC Ltd.	708,750
D. M. Gorc	112,500
I. D. C. McLean	34,090
TOTAL:	892,840

ii)

Attached is a copy of the letter from the TSX Venture Exchange, confirming the Graduation Requirement has been met.

(b)

A news release detailing the impending release of escrow was published December 2, 2002.

Signed:

PLATINUM GROUP METALS LTD.

“R. Michael Jones”

“Frank Hallam”

R. Michael Jones

Frank Hallam

President, CEO

Director, CFO

Date:  December 12, 2002

FORM 6K DECEMBER 2002	Page 6 of 20
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-50	NEWS RELEASE	December 13, 2002

ADJUSTMENT TO PROPOSED PRIVATE PLACEMENT

BASED ON DEMAND

Platinum Group Metals Ltd. (TSX-V: PTM) announces that it has adjusted the aggregate amount and structure of its proposed private placement financing from $2.5M to $2.75M based on market interest.

The proposed non-Flow-Through brokered private placement for 3,000,000 Units at $0.50 per Unit and gross proceeds of $1.5M remains unchanged.  The Flow-Through brokered private placement has been reduced from 1,600,000 Flow-Through Units at $0.65 per Unit to 1,153,846 Flow-Through Units at the same price for gross proceeds of $750,000 compared to $1,000,000 in the previously proposed placement.

The Company has received and will accept, subject to regulatory acceptance, a non-brokered $500,000 private placement for 1,000,000 non-Flow-Through Units on the same terms as the Brokered non-Flow-Through private placement.  Each Non Flow Through Unit will consist of one common share of the Company and one half of a common share purchase warrant (the “Common Warrant”).  Each whole Common Warrant is exercisable to acquire one additional common share of the Company for a period of 24 months from the close of the private placement at an exercise price of $0.75.

All of the terms of the Brokered private placement, as announced on November 28th, remain unchanged.  Both the Brokered and non-brokered placements are expected to close simultaneously on December 17, 2002.

These securities will not be registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

FORM 6K DECEMBER 2002	Page 7 of 20
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.

            DATE OF MATERIAL CHANGE

December 13, 2002

ITEM 3.

            PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated December 13, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.

            SUMMARY OF MATERIAL CHANGE

Platinum Group Metals has adjusted the aggregate amount and structure of its proposed private placement financing from $2.5M to $2.75M based on market interest.

The proposed non-Flow-Through brokered private placement for 3,000,000 Units at $0.50 per Unit and gross proceeds of $1.5M remains unchanged.  The Flow-Through brokered private placement has been reduced from 1,600,000 Flow-Through Units at $0.65 per Unit to 1,153,846 Flow-Through Units at the same price for gross proceeds of $750,000 compared to $1,000,000 in the previously proposed placement.

The Company has received and will accept, subject to regulatory acceptance, a non-brokered $500,000 private placement for 1,000,000 non-Flow-Through Units on the same terms as the Brokered non-Flow-Through private placement.  Each Non Flow Through Unit will consist of one common share of the Company and one half of a common share purchase warrant (the “Common Warrant”).  Each whole Common Warrant is exercisable to acquire one additional common share of the Company for a period of 24 months from the close of the private placement at an exercise price of $0.75.

FORM 6K DECEMBER 2002	Page 8 of 20
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 5.

            FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated December 13, 2002.

ITEM 6.             RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.         OMITTED INFORMATION

N/A

ITEM 8.

           SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

          STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 16th day of December 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K DECEMBER 2002	Page 9 of 20
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-51	NEWS RELEASE	December 16, 2002

ELANDSFONTEIN OPTION AGREEMENT COMPLETED ADJACENT TO BAFOKENG

RASIMONE PLATINUM MINE, WESTERN BUSHVELD SOUTH AFRICA

Platinum Group Metals Ltd. (PTM: TSX) is pleased to announce that it has entered into an option agreement to purchase 100% of the mineral rights of portions of the farm Elandsfontein 102 JQ, (the “Property”) that adjoins the Anglo American Platinum Corporation Limited Bafokeng Rasimone Platinum Mine, (“BRPM”) in the Western Bushveld Complex near Rustenberg, South Africa (the “Agreement”).

The Property covers 296 hectares adjacent to an area at BRPM where the UG2 platinum-bearing reef has been traced and mined by open pit methods to the Property boundary. The Merensky Reef has also been traced to the property boundary (Source: Anglo Platinum Annual Report 2001). BRPM has published proven reserves of 14.75M tonnes at 4.80g/t PGM grade. (Source: Anglo Platinum Annual Report 2001)

The Property has immediate potential for open pit near surface and underground UG2 material and Merensky Reef material near surface and at depth. A drill hole recently completed on the Property has been interpreted to intersect the UG2 reef. Assays to Canadian standards of National Policy 43-101 are pending. A prospecting permit for the Property is in place and drilling of a minimum 2,000 meter program is planned to be carried out in early January 2003.

Under the option agreement PTM can acquire 100% of the mineral rights by first paying ZAR150,000 (South African Rand or C$27,000 at current exchange rates) to the mineral rights holders in prospecting fees. PTM must also pay a base price of ZAR43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR4,000,000 (C$715,000). A further payment of ZAR4.30 (C$0.77) per tonne is due on any economic underground resource at the time of a mining authorization. The purchase price is payable 90 days after the grant of a mining authorization. PTM is also obligated to a ZAR400,000 (C$71,500) exploration program and such a program is anticipated to commence immediately along with preparations for a mining authorization application.

PTM also holds an option interest in the Ledig Farm as press released on October 28, 2002. Ledig adjoins the Styldrift Joint Venture, an expansion project of the Bafokeng Rasimone Platinum Mine.  Estimated capital costs of Styldrift are US$250M and projected production of 250,000 ounces per year. (Source: www.angloplatinum.com). R. Michael Jones, P.Eng is the qualified person under Canadian Policy for this release. Carel Van Heerden, a member of the PTM Advisory Board, will be paid a 5% finder’s fee on payments made to the vendors for the Elandsfontein acquisition.

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. PTM is a significant mineral rights holder in the northern Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is the largest mineral rights holders in the area surrounding Canada’s only PGE mine and has an active drilling joint venture with Anglo Platinum in Sudbury.

FORM 6K DECEMBER 2002	Page 10 of 20
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.

             DATE OF MATERIAL CHANGE

December 13, 2002

ITEM 3.

            PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated December 16, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.

          SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. has entered into an option agreement to purchase 100% of the mineral rights of portions of the farm Elandsfontein 102 JQ, that adjoins the Anglo American Platinum Corporation Limited Bafokeng Rasimone Platinum Mine, (“BRPM”) in the Western Bushveld Complex near Rustenberg, South Africa.

The Property covers 296 hectares adjacent to an area at BRPM where the UG2 platinum-bearing reef has been traced and mined by open pit methods to the Property boundary.

The Property has immediate potential for open pit near surface and underground UG2 material and Merensky Reef material near surface and at depth. A drill hole recently completed on the Property has been interpreted to intersect the UG2 reef. Assays to Canadian standards of National Policy 43-101 are pending. A prospecting permit for the Property is in place and drilling of a minimum 2,000 meter program is planned to be carried out in early January 2003.

Under the option agreement PTM can acquire 100% of the mineral rights by first paying ZAR150,000 (South African Rand or C$27,000 at current exchange rates) to the mineral rights holders in prospecting fees. PTM must also pay a base price of ZAR43 (C$7.70) per tonne of open castable economic resource on the property, to a minimum of ZAR4,000,000 (C$715,000). A further payment of ZAR4.30 (C$0.77) per tonne is due on any economic underground resource at the time of a mining authorization. The purchase price is payable 90 days after the grant of a mining authorization. PTM is also obligated to a ZAR400,000 (C$71,500) exploration program and such a program is anticipated to commence immediately along with preparations for a mining authorization application.

FORM 6K DECEMBER 2002	Page 11 of 20
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 5.

        FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated December 16, 2002.

ITEM 6.        RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.      OMITTED INFORMATION

N/A

ITEM 8.

        SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

       STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this  18th day of December 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K DECEMBER 2002	Page 12 of 20
Platinum Group Metals Ltd.	File No. 0-30306

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Property-Asset Agreement
BULLETIN DATE: December 17, 2002
Tier 1 Company

TSX Venture Exchange has accepted for expedited filing documentation pertaining to a letter option agreement between Platinum Group Metals Ltd. (the 'Company') and Weldon Gilbert, pursuant to which the Company may obtain a 100% interest in 31 contiguous claim units covering 496 ha in the Circle Lake area of the Thunder Bay Mining Division, Ontario known as the Farmer Lake Property. In consideration, the Company will pay $60,000 and issue 60,000 common shares in stages over a four year period, and complete and file a minimum of $12,400 in exploration credits within 20 months.
________________________________________

FORM 6K DECEMBER 2002	Page 13 of 20
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-52	NEWS RELEASE	December 18, 2002

UPDATE

Platinum Group Metals Ltd. (PTM: TSX-V) provides the following update.

The Company now holds four option property interests in South Africa including the Elandsfontein, Ledig, War Springs and Tweespalk properties. As previously announced, these properties are held under option agreements with the underlying owners. Africa Wide Investments, a black empowerment company with considerable expertise in the legal and environmental fields, is a 30% joint venture partner on the War Springs and Tweespalk Projects. The Company plans to drill on all four of its South African properties in the first quarter 2003, provided the Permits are in place.

The Elandsfontein Property acquisition, announced December 16, 2002, adjoins a producing platinum mine and has a granted prospecting permit that the Company will be able to utilize. Therefore Elandsfontein is scheduled to be the first property drilled in the first quarter of 2003.

On the Tweespalk property the target contact area of the Bushveld intrusion has been identified. The next step for Tweespalk is drilling. The Company has filed a prospecting permit application for drilling at Tweespalk. However, as often occurs in South Africa, there are competing applications for a prospecting permit at Tweespalk. The Company has an agreement to purchase of 100% of the mineral rights at Tweespalk and the Company expects the prospecting permit therefore to be granted to PTM shortly.

At the War Springs Property the Company has a Notorial Option contract to purchase 100% of the mineral rights from the Sanger and Saeke Partnership who represent the historic mineral rights holders of the property.  The Company has also filed a prospecting permit application. A prior prospecting permit has been granted to a third party at War Springs and the Company is advised by South African legal counsel that such application is invalid.  The Company has appealed this earlier grant on the basis that it is null and void. The issue is before the Director General of the Department of Minerals and Energy under the established appeal process and the Company expects this matter to be resolved in the first quarter 2003.

The Company has filed an application for a prospecting permit on the Ledig property and the grant of this permit is pending.

The Company is currently drilling on three properties in Canada, including the Agnew Lake property with joint venture partners Anglo Platinum and Pacific Northwest Capital. Drill results are pending from the Thread-Pebble anomaly in the Lac des Iles area Thunder Bay and the Stinger Zone in the Thunder Bay area where drilling is ongoing.

The Company looks forward to an important first quarter of 2003 on its diversified mineral property portfolio.

In connection with the previously announced non-brokered financing, PTM has closed the private placement for net proceeds of $500,000. A total of 1,000,000 Units were issued. Each Unit consisted of one common share and one half common share purchase warrant. Each full warrant may be exercised into one common share at a price of $0.75 each. Shares issued are subject to a hold period expiring April 18, 2003. The warrants will expire December 17, 2004. The brokered private placement for up to $2.25M is expected to close shortly.

FORM 6K DECEMBER 2002	Page 14 of 20
Platinum Group Metals Ltd.	File No. 0-30306

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 18, 2002
Tier 1 Company

TSX Venture Exchange has accepted for expedited filing documentation with respect to a Non-Brokered Private Placement announced December 13, 2002:

Number of Shares: 1,000,000 shares

Purchase Price: $0.50 per share

Warrants: 1,000,000 share purchase warrants to purchase 500,000 shares

Warrant Exercise Price: $0.75 for a two year period

Number of Placees: 1 placee

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.
________________________________________

FORM 6K DECEMBER 2002	Page 15 of 20
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-53	NEWS RELEASE	December 23, 2002

FINANCING CLOSED FOR $1,799,000

AFRICA WIDE INVESTMENT HOLDINGS, AN EMPOWERMENT COMPANY PLANS

TO CLOSE PRIOR TO JANUARY 15, 2003 FOR A FURTHER $500,000 INVESTMENT IN PTM

Platinum Group Metals Ltd (TSX-V: PTM) is pleased to announce the closing of financings totalling $1,799,125.  Proceeds of $767,875 are from the sale of 1,181,346 Flow Through Units at $0.65 per Flow Through Unit and $1,031,250 is from the sale of 2,062,500 Non-Flow Through Units, at $0.50 per Unit.  Pacific International Securities Inc. (“PI”) and Haywood Securities Inc. were co-lead agents. A total of $100,000 of the Non Flow Through placement was non-brokered.

A further $500,000 for 1,000,000 Non-Flow through Units is expected to close as soon as possible, pending formal documentation and South African Reserve Bank and regulatory approvals.  This second closing is planned for Africa Wide Investment Holdings Pty Ltd., an empowerment company based in South Africa.  In any event Africa Wide must close this second tranche before January 15, 2002 or it will be cancelled.  R. Michael Jones President of PTM said “We are extremely pleased to have our financing plans oversubscribed and to have Africa Wide, our joint venture partner, as a significant investor and shareholder in PTM.”

Each Flow Through Unit consists of one common share of PTM and one non-flow through common share purchase warrant (the “FT Warrant”) of the Issuer. Each FT Warrant is exercisable into one additional PTM non-flow through common share for a period of 12 months from Closing at an exercise price of $0.85.

Each Non Flow Through Unit consists of one common share of the Issuer and one half of a common share purchase warrant (the “Common Warrant”) of the Issuer. Each whole Common Warrant is exercisable into one additional common share of the Issuer for a period of 24 months from the close of the private placement at an exercise price of $0.75.

Commission on the brokered offerings was 7% cash on gross proceeds and Agent’s Warrants for 10% of the number of Units sold of both offerings. The Agent’s Warrants are exercisable at $0.75 for a common share for a period of two years from the closing date or December 23, 2004.  All of the shares issued pursuant to the above closing will bear a hold period restricting resale, which will expire April 24, 2002.

Net proceeds of approximately $1,600,000 from the above closed financings, as well as the proceeds of a $500,000 tranche closed December 17, 2002, will be used to acquire and advance PTM’s diversified portfolio of mineral properties in both Canada and South Africa focussed on platinum group elements.

FORM 6K DECEMBER 2002	Page 16 of 20
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.        REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.

        DATE OF MATERIAL CHANGE

December 23, 2002

ITEM 3.

        PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated December 23, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.

        SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd closed financings totalling $1,799,125.  Proceeds of $767,875 are from the sale of 1,181,346 Flow Through Units at $0.65 per Flow Through Unit and $1,031,250 is from the sale of 2,062,500 Non-Flow Through Units, at $0.50 per Unit.  Pacific International Securities Inc. (“PI”) and Haywood Securities Inc. were co-lead agents. A total of $100,000 of the Non Flow Through placement was non-brokered.

ITEM 5.

      FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated December 23, 2002.

ITEM 6.        RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.       OMITTED INFORMATION

N/A

FORM 6K DECEMBER 2002	Page 17 of 20
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 8.

        SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

       STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this  8th day of January 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K DECEMBER 2002	Page 18 of 20
Platinum Group Metals Ltd.	File No. 0-30306

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Private Placement-Brokered
BULLETIN DATE: December 23, 2002
Tier 1 Company

TSX Venture Exchange has accepted for filing documentation with respect to the first tranche of a Brokered Private Placement announced November 28, 2002:

Number of Shares: 1,862,500 non-flow through shares
1,181,346 flow through share

Purchase Price: $0.50 per non-flow through share
$0.65 per flow through share

Warrants: 1,862,500 half share purchase warrants attached to the non-flow through shares to purchase 931,250 shares at a price of $0.75 for a two year period

1,181,346 share purchase warrants attached to the flow through shares to purchase 1,181,346 shares at a price of $0.85 for a one year period

Insider / Pro Group Participation:
Insider=Y /
Name ProGroup=P / # of Shares
New Insider=N [in the event warrants
are exercised]

Dennis Gorc Y 7,000*
Frank Hallam Y 76,923*
Iain McLean Y 15,385*
R. Michael Jones Y 3,036*
Franco Papalia P 40,000
John Rybinski P 38,461*
Peter Ross P 38,461*
Harold Hodgson P 38,461*
John Tognetti P 373,076*
Al-Nashir Jiwa P 50,000*
John Eyman P 25,000*

*flow through shares

Agent: Pacific International Securities Inc. and Haywood Securities Inc. as co-agents

Agents' Fee: $12,500 corporate finance fee

Commission: 7% of the gross proceeds and agent's warrants to purchase common shares numbering 10% of the number of units sold, which are exercisable at a price of $0.75 per share for 24 months from closing

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]
________________________________________

FORM 6K DECEMBER 2002	Page 19 of 20
Platinum Group Metals Ltd.	File No. 0-30306

PLATINUM GROUP METALS LTD. ("PTM")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 23, 2002
Tier 1 Company

TSX Venture Exchange has accepted for expedited filing documentation with respect to the second tranche of a Private Placement announced November 28, 2002:

Number of Shares: 200,000 shares

Purchase Price: $0.50 per share

Warrants: 200,000 half share purchase warrants to purchase 100,000 shares

Warrant Exercise Price: $0.75 for a two year period

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.
________________________________________

FORM 6K DECEMBER 2002	Page 20 of 20
Platinum Group Metals Ltd.	File No. 0-30306